
06026184

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECEIVED
FEB 2 8 2006
203
SECTION
WASH, D.C.
PROCESSING

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2005

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date:

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits, October 31, 2005 and 2004	5
Statement of Changes in Net Assets Available for Benefits, for the Year Ended October 31, 2005	6
Notes to Financial Statements	7
SUPPLEMENTAL SCHEDULE AS OF OCTOBER 31, 2005:	
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)	13

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We have audited the accompanying financial statements of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2005 and 2004 and for the year ended October 31, 2005 listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2006

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 31, 2005 AND 2004 (IN THOUSANDS)

ASSETS:	2005	2004
PARTICIPANT-DIRECTED INVESTMENTS:		
Blended Interest Fund	$ 589,370	$ 557,263
Deere & Company Common Stock Fund	201,694	219,812
Fidelity Intermediate Bond Commingled Pool	36,653	34,042
Mutual Funds	1,325,557	1,165,427
Fidelity BrokerageLink Accounts	90,878	56,169
Loans to participants	21,274	20,261
Total investments	2,265,426	2,052,974
TOTAL ASSETS	2,265,426	2,052,974
LIABILITIES - Due to brokers	1,314	1,870
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,264,112	$ 2,051,104

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2005 (IN THOUSANDS)

	2005
ADDITIONS:	
INTEREST AND DIVIDEND INCOME	$ 55,850
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	109,598
CONTRIBUTIONS:	
Participant	99,759
Employer	71,749
Net transfers from affiliate plans	338
Total contributions	171,846
TOTAL ADDITIONS	337,294
DEDUCTIONS - Benefits paid to participants	124,286
INCREASE IN NET ASSETS	213,008
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	2,051,104
End of year	$ 2,264,112

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED OCTOBER 31, 2005

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established July 1, 1984 by Deere & Company (the "Company") for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are paid by the Company. The Company is the Administrator of the Plan. Fidelity Management Trust Company ("Fidelity"), Boston, Massachusetts, is the Plan Trustee, Investment Manager and Recordkeeper.

Eligibility – Employees are eligible to participate in the Plan if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Effective January 1, 2005, the Plan was amended to provide for automatic enrollment of all eligible newly hired employees at a 2% deferral rate. Participant contributions and investment elections are processed through Fidelity using a voice response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from 1 percent to 50 percent of compensation with additional catch-up contributions from 1 percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. In addition, for the Contemporary Option as defined below, in years in which there exists consolidated pre-bonus, pretax income of the Company, a profit sharing contribution may be payable to a participant. In such event, the payment is considered Plan eligible earnings and any deferral election in place at the time of payment will be applied to the payment, within the IRC limits. There was no profit sharing contribution in 2005.

The Company provides matching contributions to the Plan on up to a maximum of 6 percent of the employee's earnings. The percentage is determined in accordance with the Plan agreement, based on the profitability of the Company during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in the funds as specified by participants. Monies may be held and invested by Fidelity in a Fidelity Freedom fund closest to the employee's 65th birthday until designated investments have been purchased.

The salary deferrals and Company contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and employer contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the employer match is three times greater for the first two percent than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service. Matching contributions are determined by each division of the Company based upon divisional performance as well as corporate performance measures and goals. Participants are fully vested in profit sharing contributions after three years of service.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated net earnings. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2005 and 2004, forfeited nonvested accounts totaled $2,818,004 and $2,869,198, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2005, employer contributions were reduced by $500,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds which include the following:

- Blended Interest Fund
- Fidelity Intermediate Bond Commingled Pool
- Deere & Company Common Stock Fund
- Any of twenty-three Fidelity Mutual Funds

In addition, participants have access to BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends paid on their vested shares of Company common stock in the Deere & Company Stock Fund.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances. Loans are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed 54 months (10 years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of layoff, unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. Further, if an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United Sates of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for the Blended Interest Fund as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2005 and 2004 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2005	4,546,742	$ 44.36
October 31, 2004	5,040,398	$ 43.61

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund invests in variable rate bank and investment funds that reset rates quarterly and synthetic contracts to guarantee such rates. The fund is fully benefit responsive to the participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Blended Interest Fund is stated in the financial statements at contract value to reflect the value to the participant. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. There are no reserves for credit risk of the issuers or otherwise. The fair value of the blended interest fund, in thousands, was $580,723 and $567,755 at October 31, 2005 and 2004, respectively. The crediting interest rate was 4.00 percent and 4.12 percent at October 31, 2005 and 2004, respectively. The average yield for the year ended October 31, 2005 was 4.14 percent.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Net Transfers From Affiliate Plans – Represents net assets transferred into the Plan during 2005 from employees of the John Deere Tax Deferred Savings Plan for Wage Employees.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2005 and 2004.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

3. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of October 31, 2005 and 2004 are as follows (in thousands):

	2005	2005 Percent of Net Assets	2004	2004 Percent of Net Assets
Blended Interest Fund:				
AIG Financial Products Co., 4.13% and 4.29%, respectively	$ 147,196	7 %	$ 139,180	7 %
Morgan Guaranty ACT Fund, 4.13% and 4.29%, respectively	147,207	7	139,192	7
Rabobank Nederland ACT Fund, 4.13% and 4.29%, respectively	147,196	7	139,180	7
UBS AG ACT Fund, 4.13% and 4.29%, respectively	147,196	7	138,180	7
Deere & Company Common Stock Fund*	201,694	9	219,812	11
Fidelity Growth Company Fund*	181,994	8	163,580	8
Fidelity Magellan Fund*	220,446	10	231,955	11
Fidelity Spartan U.S. Equity Index Advantage Fund*	261,600	12		
Fidelity Puritan Fund*	123,349	5	108,022	5
Fidelity Spartan U.S. Equity Index Fund*			245,497	12

During the year ended October 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $109,598 as follows (in thousands):

	Appreciated/ (Depreciated)
Deere & Company Common Stock Fund*	$ 10,361
Mutual Funds	91,653
Fidelity BrokerageLink Accounts*	7,197
Fidelity Intermediate Bond Commingled Fund*	387
	$ 109,598

* Represents a party-in-interest.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 3,323,887 and 3,677,012 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $152 million and approximately $163 million at October 31, 2005 and 2004, respectively. During the year ended October 31, 2005, the Plan recorded dividend income of approximately $4 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity, which is the Plan's trustee, recordkeeper and investment manager. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
BLENDED INTEREST FUND		
Variable rate bank and investment contracts with:		
AIG Financial Products Co. at 4.13%	147,195,923	$ 145,181
AIG Financial Products Co. Wrapper		2,015
		147,196
Morgan Guaranty ACT Fund at 4.13%	147,206,919	145,181
Morgan Guaranty Wrapper		2,026
		147,207
Rabobank Nederland ACT Fund at 4.13%	147,195,892	145,181
Rabobank Nederland Wrapper		2,015
		147,196
UBS AG ACT Fund at 4.13%	147,195,712	145,181
UBS AG Wrapper		2,015
		147,196
Noninterest Bearing Cash		575
Total Blended Interest Fund		$ 589,370

(Continued)

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
DEERE & COMPANY COMMON STOCK*	3,323,887	201,694
FIDELITY INTERMEDIATE BOND COMMINGLED POOL*	3,494,094	36,653
MUTUAL FUNDS:		
FIDELITY INSTITUTIONAL MONEY MARKET FUND*	31,569,188	30,569
FIDELITY ASSET MANAGER FUND*	1,933,568	31,015
FIDELITY ASSET MANAGER: GROWTH FUND*	3,569,872	52,941
FIDELITY ASSET MANAGER: INCOME FUND*	1,187,806	15,251
FIDELITY EQUITY INCOME FUND*	1,648,556	85,890
FIDELITY FREEDOM 2000*	77,143	944
FIDELITY FREEDOM 2010*	745,148	10,314
FIDELITY FREEDOM 2020*	768,613	10,976
FIDELITY FREEDOM 2030*	576,445	8,341
FIDELITY FREEDOM 2040*	859,025	7,302
FIDELITY FREEDOM 2005*	71,715	787
FIDELITY FREEDOM 2015*	593,534	6,695
FIDELITY FREEDOM 2025*	241,992	2,802
FIDELITY FREEDOM 2035*	195,676	2,303
FIDELITY FREEDOM INCOME FUND*	133,367	1,506
FIDELITY GROWTH COMPANY FUND*	3,073,705	181,994

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
FIDELITY MAGELLAN FUND*	2,109,331	220,446
FIDELITY OTC PORTFOLIO*	2,240,679	79,656
FIDELITY OVERSEAS EQUITY FUND*	2,099,806	79,058
FIDELITY PURITAN FUND*	6,725,701	123,349
FIDELITY DIVERSIFIED INTERNATIONAL FUND*	1,113,203	34,287
FIDELITY SMALL CAP INDEPENDENT FUND*	3,354,551	69,842
FIDELITY SPARTAN U.S. EQUITY INDEX ADVANTAGE FUND*	6,119,308	261,600
FIDELITY US GOVERNMENT RESERVES*	7,689,019	7,689
Total Mutual Funds		1,325,557
FIDELITY BROKERAGELINK ACCOUNTS:		
ABN AMRO VEREDUS AGGRESS GROWTH CL N	360	7
ABN AMRO TALON MID CAP CL N	208	5
INVESCO ENERGY	71	3
AIM ENERGY CLASS C	127	5
INVESCO FINANCIAL SERVICES	147	4
INVESCO TECHNOLOGY CLASS II	293	7
INVESCO LEISURE	823	36
INVESCO DYNAMICS	1,660	28
ACADIAN EMERGING MARKETS PORT INSTL	2,917	71
CAMBIAR OPPORTUNITY INSTL	2,232	38
ANALYTIC DEFENSIVE EQUITY INSTL	2,501	33
AEGIS VALUE FUND INC	3,293	57
CHASE GROWTH FUND	428	8
AL FRANK FUND	95	3
AIM EUROPEAN SMALL COMPANY CLASS C	1,298	26
ALLEGIANT SMALL CAP VALUE FUND CL A	205	4
ALLIANCE BERNSTEIN UTILITY INCOME CL C	138	2
ALLIANZ OCC RENAISSANCE CL C	371	8
ALLIANZ OCC RENAISSANCE CLASS D	907	22
ALLIANZ NFJ SMALL CAP VALUE CLASS I	795	26

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
ALLIANZ OPCAP VALUE FUND CL D	1,851	32
ALLIANZ RCM BIOTECH FUND CLASS D	245	6
ALLIANZ RCM GLOBAL TECH INSTL CL	19	1
ALLIANZ RCM GLOBAL TECHNOLOGY CL D	222	8
ALPINE DYNAMIC BALANCED FUND	960	12
ALPINE US REAL ESTATE EQUITY Y	7,081	279
ALPINE REALTY INCOME & GROWTH Y	1,088	24
AMANA MUTUAL FUND TRUST GROWTH	921	15
AMERICAN AADVANTAGE SM CAP VAL PLANAHEAD	4,968	100
AMERICAN AADVANTAGE INT'L EQUITY PLAN CL	375	8
AMERICAN AADVANTAGE LARGE CAP VALUE PLAN	10,140	204
AMERICAN AADVANTAGE BALANCED	1,076	15
AMERICAN BALANCED CLASS B	196	3
AMERICAN CENTURY EQUITY INCOME	15,925	127
AMERICAN CENTURY SMALL CAP VALUE	397	4
AMERICAN CENTURY INTERNATIONAL BOND	1,751	24
AMERICAN CENTURY ULTRA	373	11
AMERICAN CENTURY INT'L GROWTH	6,873	65
AMERICAN CENTURY EMERGING MARKETS	7,270	55
ARIEL FUND	3,577	188
ARIEL APPRECIATION	5,587	265
ARTISAN INTERNAT'L	87,730	2,073
ARTISAN MID CAP	2,820	85
ARTISAN MID CAP VALUE	24,078	453
ARTISAN INTL VALUE FUND	3,841	85
ATLANTIC WHITEHALL GROWTH	3,460	51
ATLAS GROWTH OPPORTUNITIES	200	5
BBH INFLATION INDEXED SECURITIES N	2,783	31
BARON ASSET	3,610	204
BARON GROWTH	2,196	99
BARON SMALL CAP FD	7,410	163
BARON I OPPORTUNITY	2,106	19
BARON FIFTH AVENUE GROWTH FUND	7,663	88
BARON PARTNERS FUND	20,413	361
BERKSHIRE FOCUS FUND	4,389	31
BERWYN INCOME FUND	2,740	32
BJURMAN MICRO CAP GROWTH	5,357	171
BLACKROCK SM CAP COR EQ PORT SER CLASS SH	294	5
BLACKROCK INTERNAT'L SMALL CAP CL C	752	23
WILLIAM BLAIR INTER NATIONAL EQ FD CL N	1,180	14

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
WILLIAM BLAIR INT'L GROWTH CLASS N	19,010	462
WILLIAM BLAIR SMALL CAP GROWTH CLASS N	12,265	312
BRANDYWINE BLUE	1,654	47
BRANDYWINE	3,851	115
BRIDGEWAY AGGRESSIVE GROWTH	3,058	181
BRIDGEWAY ULTRA SMAL CO TAX ADVANTAGE	2,778	49
BRIDGEWAY AGGRESSIVE INVESTOR 2	1,965	31
BRIDGEWAY SMALL CAP GROWTH CL N	1,592	20
BUFFALO BALANCED FUND	1,618	17
BUFFALO HIGH YIELD	95	1
BUFFALO LARGE CAP	838	15
BUFFALO SMALL CAP GROWTH	4,774	130
BURNHAM FINANCIAL SERVICES CLASS A	356	8
CALAMOS GROWTH CLASS A	437	23
CALAMOS GROWTH FUND CLASS C	415	21
AMERICAN CAPITAL INCOME BUILDER	1,401	74
AMERICAN CAPITAL WORLD GRWTH & INCOME	1,380	49
CAUSEWAY INTERNATNAL VALUE INVESTOR	2,917	48
CENTURY SMALL CAP SELECT INVESTOR	1,472	35
ALGER CHINA US GROWTH FUND	2,110	27
CLIPPER	12,203	1,065
COHEN & STEERS REALTY SHARES INC	1,777	132
COHEN& STEERS REALTY FOCUS CL I	1,343	78
COLUMBIA ACORN CLASS Z	4,062	113
LIBERTY ACORN INTERNATIONAL CL Z	375	12
COLUMBIA ACORN SELECT CLASS Z	615	13
COLUMBIA SM CAP FUND CL Z	713	14
COLUMBIA MARSICO GROWTH CL A	1,305	23
COLUMBIA INTL VALUE FUND CLASS Z	1,000	23
COLUMBIA HIGH YIELD	946	8
COLUMBIA REAL ESTATE EQUITY	5,449	145
CREDIT SUISSE WP GLO POST VENTURE CAPITAL	115	2
CREDIT SUISSE WAR PINCUS JAPAN GROWTH	795	5
CREDIT SUISSE GLOBAL POST VENT CAP FD A	1,190	24
DIMENSIONAL ADV US SMALL CAP VALUE PORT	101	3
DELAFIELD FUND INC	298	7
DODGE & COX BALANCE	10,058	807
DODGE & COX INTERNATL STOCK FUND	25,017	833
DODGE & COX INCOME	7,327	92
DODGE & COX STOCK	7,362	984

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
DREYFUS US TREASURY LONG TERM	9,899	158
DREYFUS APPRECIATION FUND	536	21
DREYFUS PREMIER GREATER CHINA CL A	111	2
DRIEHAUS EMERGING MARKETS	1,130	30
DRIEHAUS INTERNATL DISCOVERY	1,254	48
DREYFUS SMALL CAP STOCK INDEX	1,061	22
DREYFUS EMERGING MARKETS	720	16
EATON VANCE GROWTH & INCOME C	740	12
ECLIPSE BALANCED	434	12
AMERICAN EUROPACIFIC GROWTH CLASS C	1,179	45
EVERGREEN INTERNATL BOND CLASS I	1,301	14
EVERGREEN PRECIOUS METALS CL C	313	11
EVERGREEN GROWTH CLASS C	219	4
EXCELSIOR EMERGING MARKETS	49,003	484
EXCELSIOR ENERGY & NATURAL RESOURCES	1,785	48
EXCELSIOR VALUE AND RESTRUCTURING	5,602	247
EXETER MAXIMUM HORIZON	1,538	26
EXETER WORLD OPP CL A	4,892	42
FBR SMALL CAP FINANCIAL CLASS A	1,680	55
FBR SMALL CAP CLASS A	1,686	68
FBR AMERICAN GAS INDEX	7,413	128
FPA CRESCENT INSTL	3,068	78
FAIRHOLME FUND	4,505	110
FEDERATED KAUFMANN CLASS K	2,135	12
FEDERATED KAUFMANN CLASS C	1,321	7
FEDERATED US GOVT SECS 1-3 YR INST SVC	122	1
FAM VALUE	2,005	96
FAM EQUITY INCOME	929	19
FIDELITY FREEDOM 2040*	1,198	10
FIDELITY INT'L GROWTH & INCOME*	15,603	478
FIDELITY CANADA*	3,322	130
FIDELITY WORLDWIDE*	2,280	43
FIDELITY INTL SMALL CAP OPP FUND*	326	3
FIDELITY INTERN'TL SMALL CAP*	16,513	444
FIDELITY NORDIC*	289	9
FIDELITY JAPAN SMALLER COMPANIES*	16,126	230
FIDELITY CHINA REGION*	2,444	43
FIDELITY DIVERSIFIED INTERNATIONAL*	69,743	2,148
FIDELITY AGGRESSIVE INTERNATIONAL*	1,280	22
FIDELITY EUROPE CAPITAL APPRECIATION*	2,860	66

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
FIDELITY NEW MARKETS INCOME*	9,075	130
FIDELITY LATIN AMERICA*	5,502	162
FIDELITY SOUTHEAST ASIA*	2,350	44
FIDELITY EMERGING MARKETS*	5,230	82
FIDELITY JAPAN*	5,144	77
FIDELITY US BOND INDEX*	6,391	69
SPARTAN US EQUITY INDEX*	6,305	270
SPARTAN TOTAL MARKET INDEX*	4,221	142
SPARTAN EXTENDED MARKET INDEX*	4,449	149
SPARTAN INT'L INDEX FUND*	3,392	115
SPRTN TOTAL MKT INDX FID ADVANTAGE CLASS*	5,379	181
SPARTAN INTL INDEX FID ADVANTAGE CLASS*	9,941	336
FIDELITY INTER BOND*	232	2
SPARTAN 500 INDEX*	3,390	284
FIDELITY SMALL CAP INDEPENDENCE*	6,465	135
FIDELITY LARGE CAP STOCK*	295	4
FIDELITY SMALL CAP STOCK*	14,176	254
FIDELITY NASDAQ COMPOSITE INDEX*	1,032	30
FIDELITY STRATEGIC REAL RETURN*	250	2
FIDELITY FLOATING RATE HIGH INCOME*	8,166	81
FIDELITY CAPITAL & INCOME*	20,404	169
FIDELITY CAPITAL APPRECIATION*	82,485	2,166
FIDELITY DISCIPLINED EQUITY*	370	10
FIDELITY CASH RESERVES*	4,463,668	4,464
FIDELITY ASSET MANAGER*	667	11
FIDELITY CONTRAFUND*	65,400	4,088
FIDELITY UTILITIES*	1,666	24
FIDELITY MID CAP STOCK*	3,998	100
FIDELITY STRUCTURED LARGE CAP VALUE*	11,311	146
FIDELITY STRUCTURED MID CAP VALUE*	2,851	44
FIDELITY STRUCTURED MID CAP GROWTH*	4,563	57
FIDELITY EQUITY INCOME*	1,458	76
FIDELITY REAL ESTATE INVESTMENT*	6,998	214
FIDELITY EQUITY INCOME II*	1,556	37
FIDELITY CONVERTIBLE SECURITIES*	5,515	119
FIDELITY INDEPENDENCE*	3,453	64
FIDELITY STRATEGIC DIVIDEND & INCOME*	3,186	37
FIDELITY INVESTMENT GRADE*	2,614	19
FIDELITY SHORT TERM BOND*	17,753	157
FIDELITY HIGH INCOME*	10,553	92

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
FIDELITY INFLATION PROTECTED BOND*	37,728	426
FIDELITY FOCUSED HIGH INCOME FUND*	1,315	13
FIDELITY FUND*	1,597	48
FIDELITY GOVERNMENT INCOME*	3,289	33
FIDELITY MAGELLAN*	269	28
FIDELITY FIFTY*	4,275	92
FIDELITY CONTRAFUND II*	1,442	16
FIDELITY GINNIE MAE*	3,283	36
FIDELITY MORTGAGE SECURITIES*	11,256	124
FIDELITY ULTRA-SHORT BOND*	1,030	10
FIDELITY TOTAL BOND*	249	3
FIDELITY FREEDOM 2020*	1,343	19
FIDELITY FREEDOM 2030*	352	5
FIDELITY GROWTH COMPANY*	16,828	996
FIDELITY AGGRESSIVE GROWTH*	1,350	23
FIDELITY OVERSEAS*	1,361	51
FIDELITY PACIFIC BASIN*	548	12
FIDELITY EUROPE*	559	21
FIDELITY PURITAN*	3,036	56
FIDELITY BALANCED*	35,983	647
FIDELITY LOW PRICED STOCK*	46,139	1,824
FIDELITY GLOBAL BALANCED*	328	7
FIDELITY VALUE DISCOVERY*	273	4
FIDELITY OTC PORT*	1,913	68
FIDELITY GROWTH & INCOME*	2,871	105
FIDELITY BLUE CHIP GROWTH*	3,714	154
FIDELITY DIVIDEND GROWTH*	19,768	555
FIDELITY SMALL CAP GROWTH*	1,526	19
FIDELITY SMALL CAP VALUE*	41,630	508
FIDELITY INTERNAT'L REAL ESTATE FUND*	5,281	62
FIDELITY BLUE CHIP VALUE*	765	10
FIDELITY REAL ESTATE INCOME*	4,866	57
FIDELITY LEVERAGED COMPANY STOCK*	28,448	697
FIDELITY SELECT ENERGY*	12,433	576
FIDELITY SELECT TECHNOLOGY*	14,821	891
FIDELITY SELECT HEALTH CARE*	1,478	212
FIDELITY SELECT PHARMACEUTICAL*	562	5
FIDELITY SELECT WIRELESS PORTFOLIOS*	9,085	59
FIDELITY SELECT NWK & INFRASTRUCTURE*	88,286	200
FIDELITY SELECT MEDICAL EQUIP&SYSTEM*	23,813	582

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
FIDELITY SELECT BUS SVC& OUTSOURCING*	4,110	65
FIDELITY SELECT NATURAL RESOURCES*	9,285	215
FIDELITY SELECT UTILITIES GROWTH*	891	38
FIDELITY SELECT CYCLICAL INDUSTRIES*	55	1
FIDELITY SELECT NATURAL GAS*	12,941	501
FIDELITY SELECT INSURANCE*	572	38
FIDELITY SELECT CONSUMER INDUSTRIES*	415	10
FIDELITY SELECT DEVELOP COMMUNICATNS*	4,714	89
FIDELITY SELECT TRANSPORT*	369	16
FIDELITY SELECT FINANCIAL SVCS*	1,057	119
FIDELITY SELECT CONSTRUCTN & HOUSING*	2,916	129
FIDELITY SELECT BANKING PORTFOLIO*	2,740	103
FIDELITY SELECT MEDICAL DELIVERY*	4,523	238
FIDELITY SELECT MULTIMEDIA*	67	3
FIDELITY SELECT LEISURE*	1,082	81
FIDELITY SELECT HOME FINANCE*	548	30
FIDELITY SELECT RETAILING*	394	20
FIDELITY SELECT ENERGY SERVICE*	3,557	215
FIDELITY SELECT BIOTECHNOLOGY*	4,646	270
FIDELITY SELECT GOLD*	9,391	269
FIDELITY SELECT DEFENSE & AEROSPACE*	3,988	285
FIDELITY SELECT SOFTWARE & COMPUTER*	1,038	54
FIDELITY SELECT TELECOMM*	1,342	50
FIDELITY SELECT FOOD & AGRICULTURE*	16	1
FIDELITY SELECT BROKERAGE & INVS MGT*	2,299	153
FIDELITY SELECT ELECTRONICS*	13,232	518
FIDELITY SELECT COMPUTERS*	2,138	73
FIDELITY SELECT CHEMICALS*	352	23
FIDELITY FOUR-IN-ONE INDEX*	1,269	33
FIDELITY STRATEGIC INCOME*	44,458	464
FIDELITY VALUE STRATEGIES*	103	4
SPARTAN US GOV'T MONEY MKT*	20,698	21
FIDELITY EXPORT & MULTINATIONAL*	16,888	353
FIDELITY VALUE*	8,182	619
FIRST EAGLE SOGEN OVERSEAS CLASS I	3,219	78
FIRST EAGLE SOGEN GLOBAL CLASS A	482	20
FIRST EAGLE SOGEN GLOBAL CLASS I	2,288	98
FIRST EAGLE SOGEN GLOBAL CLASS C	1,014	43
FIRST EAGLE FUND OF AMERICA CLASS Y	3,854	102
FIRSTHAND TECHNOLOGY VALUE	2,179	67

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
FIRSTHAND TECHNOLOGY LEADERS	451	8
FIRSTHAND TECHNOLOGY INNOVATOR	47	0
FIRSTHAND E-COMMERCE	1,161	4
JP MORGAN MID-CAP VALUE FUND SEL SHS	1,111	26
FORUM POLARIS GLOBAL VALUE	6,878	106
FORWARD SIERRA CLUB BALANCED FUND	634	7
TEMPLETON FOREIGN SMALLER COMPANIES A	3,205	63
TEMPLETON FOREIGN SMALL COMPANIES CL C	183	4
FRANKLIN NATURAL RESOURCES A	2,284	70
FRANKLIN TEMPLETON HARD CURRENCY A	272	3
FRANKLIN MICROCAP VALUE CLASS A	457	17
GE US EQUITY CLASS A	556	16
GABELLI ASSET SHARES	4,372	183
GABELLI GOLD	6,979	122
GABELLI SMALL CAP GROWTH	5,308	155
GABELLI EQUITY INCOME FUND	8,621	156
GABELLI GLOBAL TELECOMMUNICATIONS	373	6
GABELLI GLOBAL GROWTH FUND	399	8
GOLDMAN SACHS MID CAP VALUE CLASS C	141	5
GOLDMAN SACHS CORE SMALL CAP EQUITY C	274	4
GREENSPRING FUND	2,327	50
GROWTH FUND OF AMERICA CLASS A	2,419	71
AMERICAN GROWTH FD OF AMERICA CL B	39	1
AMERICAN GROWTH FUND OF AMERICA CLASS C	4,618	130
GUINNESS ATKINSON CHINA & HONG KONG	287	5
GUINNESS ATKINSON GLOBAL ENERGY	107	3
HALLMARK SMALL-CAP GROWTH CLASS R	826	32
HARBOR BOND	4,778	55
HARBOR INTERNATIONAL	117	6
HARBOR CAPITAL APPRECIATION	643	20
HARDING LOEVNER EMERGING MKT PORT	1,099	33
OAKMARK FUND	2,564	103
OAKMARK INTERNAT'L	6,264	144
OAKMARK EQUITY & INCOME FD	17,742	442
OAKMARK INTERNAT'L SMALL CAP	4,332	97
OAKMARK SELECT	9,678	320
OAKMARK GLOBAL FUND I	182	4
HARRIS INSIGHT SMALL CAP VALUE CLASS N	261	13
HEARTLAND VALUE PLUS	1,138	30
HEARTLAND SELECT VALUE	599	15

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
HEARTLAND VALUE	657	32
HENNESSY CORNERSTONE GROWTH	2,743	53
HENNESSY FOCUS 30 FUND	2,026	25
HENNESSY CORNERSTONE GROWTH FD SERIES II	57,318	1,683
HOTCHKIS & WILEY MID CAP VALUE CL A	965	27
HOTCHKIS & WILEY MID CAP VALUE CL I	1,297	37
HUSSMAN STRATEGIC GROWTH	3,883	63
ICON ENERGY	6,946	215
ICON FINANCIAL FUND	1,479	20
ICON HEALTHCARE	3,731	65
ICON TELECOMM AND UTILITIES	1,924	15
ING RUSSIA CL A	68	2
INCOME FUND OF AMERICA	3,923	71
INTERMEDIATE BOND OF AMERICA	143	2
THE INTERNET FUND	1,130	27
JACOB INTERNET	3,056	6
JAMES ADVANTAGE SMALL CAP	4,469	93
JANUS FUND	1,018	25
JANUS GROWTH AND INCOME	5,231	178
JANUS WORLDWIDE	2,055	85
JANUS TWENTY	1,647	79
JANUS MID CAP VALUE INVST SHS	7,778	181
JANUS ORION FUND	13,209	103
JANUS STRATEGIC VALUE FUND	1,279	18
JANUS GLOBAL TECHNOLOGY	6,008	65
JANUS GLOBAL LIFE SCIENCES	1,384	27
JANUS CORE EQUITY FUND	351	8
JANUS OLYMPUS	670	21
JANUS HIGH YIELD BOND	217,282	2,060
JANUS ENTERPRISE	559	22
JANUS OVERSEAS	8,549	243
JANUS MERCURY	5,632	124
JANUS BALANCED	4,327	94
JAPAN FUND CLASS S	1,346	15
JANUS ADVISER SMALL CAP VALUE	1,196	16
JENNISON NATURAL RESOURCES CL C	848	30
JENNISON HEALTH SCIENCES CL C	1,125	22
JENNISON UTILITY CL C	1,659	24
JENSEN PORTFOLIO, INC.	2,127	50
JP MORGAN INTREPID EUROPEAN SELECT SHS	521	12

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
JULIUS BAER INT'L EQUITY	8,250	283
KEELEY SMALL CAP VALUE FD INC	527	22
THE INTERNET NEW PARADIGM	7,177	141
LAUDUS ROSENBERG INTL SMALL CAP INSTL	13	0
LAUDUS ROSENBERG INTL SMALL CAP INV	13,890	247
LAUDUS ROSENBERG INTERNAT'L EQTY INV	3,182	33
LAZARD EMERGING MKTS OPEN CLASS	718	13
LEUTHOLD CORE INVESTMENT CL A	793	14
LONGLEAF PARTNERS	7,674	246
LOOMIS SAYLES INFLAT PROT SEC INST'L	154	2
LOOMIS SAYLES GLOBAL BOND RETAIL	256,509	3,901
LOOMIS SAYLES GLOBAL BOND INSTL	935	14
LOOMIS SAYLES SMALL CAP VALUE RETAIL	1,302	35
LOOMIS SAYLES BOND RETAIL SHARES	2,546	35
LOOMIS SAYLES BOND INSTL	2,104	29
LORD ABBETT ALL VALUE CLASS A	779	9
LORD ABBETT MID CAP VALUE CLASS A	1,610	37
MANAGERS SPECIAL EQUITY	730	65
MANAGERS FREMONT BOND FUND	176	2
MANAGERS EMERGING MARKETS EQUITY	229	4
MARSHALL GOVERNMENT INCOME	6,582	62
MARSICO FOCUS	10,998	189
MARSICO GROWTH AND INCOME	3,042	54
MARSICO 21ST CENTURY FUND	2,558	31
MARSICO INTERNAT'L OPPORTUNITIES	2,988	38
MASTERS SELECT EQUITY	402	6
MASTERS SELECT INTERNATIONAL	1,284	25
MASTERS SELECT SMALLER CO FUND	2,439	35
MATTHEWS PACIFIC TIGER FUND	882	15
MATTHEWS ASIAN GROWTH & INCOME FUND	1,826	31
MATTHEWS KOREA FUND	1,594	8
MATTHEWS ASIAN TECHNOLOGY FUND	1,631	9
MERIDIAN FUND	2,929	104
MERIDIAN VALUE FUND	3,271	123
METZLER PAYDEN EURO EMERGING MKTS CL A	182	4
MIDAS FUND	10,309	25
MUNDER NET NET CLASS A	979	19
MUTUAL SERIES MUTUAL DISCOVERY CLASS C	578	15
VICE FUND	647	10
NEEDHAM GROWTH FUND	552	18

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
NEUBERGER BERMAN HIGH INCOME BOND	5,810	53
NEUBERGER BERMAN GENESIS TRUST CLASS	340	16
NEUBERGER BERMAN PARTNERS TRUST CLASS	3,967	86
NEUBERGER BERMAN INT'L TRUST CLASS	7,958	180
NEUBERGER BERMAN REGENCY TRUST CLASS	4,277	62
NEUBERGER BERMAN MANHATTAN INVESTOR	476	3
NEUBERGER BERMAN PARTNERS INVESTOR	2,138	60
NEUBERGER BERMAN INT'L INVESTOR CLASS	581	12
NEUBERGER BERMAN FASCIANO INV CL	15,353	652
NEW PERSPECTIVE CLASS A	476	14
WISDOM FUND INVESTOR SHARES	209	3
NORTHERN INCOME EQUITY	786	10
NORTHERN SELECT EQUITY	5,737	109
WHITE OAK GROWTH STOCK	4,140	130
PIN OAK AGGRESSIVE STOCK	736	16
RED OAK TECHNOLOGY SELECT	13,731	90
ROCK OAK CORE GROWTH FUND	1,031	10
OAK VALUE FUND	113	3
OLSTEIN FINANCIAL ALERT FUND CLASS C	606	11
OPPENHEIMER SMALL CAP VALUE CLASS C	162	5
OPPENHEIMER INT'L BOND CLASS A	5,022	30
OPPENHEIMER MAIN ST SMALL CAP CLASS A	1,017	21
OPPENHEIMER MAIN ST SMALL CAP CLASS C	1,048	21
OPPENHEIMER GOLD & SPEC MINERALS CL C	126	2
OPPENHEIMER DEVELOPING MKTS CL C	412	13
PBHG LARGE CAP GRWTH	2,232	47
PBHG SELECT EQUITY	106	2
PBHG CLIPPER FOCUS	663	11
PBHG REIT	855	11
PBHG IRA CAPTIAL PRESERVATION	6,320	62
PBHG FOCUSED VALUE	1,189	23
PBHG TECHNOLOGY & COMMUNICATION	647	8
PBHG SMALL CAP VALUE	929	21
PBHG STRATEGIC SMALL COMPANY	2,993	46
PBHG MID CAP VALUE	1,548	29
PBHG LARGE CAP VALUE	3,803	48
PBHG LARGE CAP 20	3,494	55
PIMCO FOREIGN BOND CLASS D	9,047	97
PIMCO TOTAL RETURN CLASS D	17,019	179
PIMCO REAL RETURN CLASS D	84,288	948

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
PIMCO HIGH YIELD CLASS D	2,097	20
PIMCO LOW DURATION CLASS D	13,271	133
PARNASSUS EQUITY INCOME PORTFOLIO	6,742	165
PAX WORLD BALANCED FUND	1,494	35
DREYFUS MIDCAP INDEX FUND	1,334	37
PERRITT MICROCAP OPPORTUNITIES	5,119	152
PIMCO COMMODITY REAL RETURN CL D	3,172	51
PIMCO EMERGING MKTS BOND CLASS D	3,283	37
PIMCO REAL ESTATE REAL RETURN CL D	275	3
PIMCO GNMA FUND CLASS D	938	10
PIMCO INTERNATIONAL STOCK PLUS TR CL D	209	3
PIMCO STOCK PLUS TOTAL RETURN FD CL D	703	9
PIMCO ALL ASSET FUND CLASS D	2,642	34
PIONEER PAPP SMALL & MID CAP GROWTH CL A	722	19
T ROWE PRICE GROWTH STOCK	1,182	32
HODGES FUND	192	4
DUNCAN HURST CAN SLIM SEL GROWTH	3,205	31
ENERGY ULTRA SECTOR PRO FD INVESTOR	247	8
WIRELESS COMM ULTRA SECTOR PRO FD INVSTR	242	5
PRECIOUS METALS ULTRA SEC PRO INVST	1,218	39
ULTRA SMALL CAP PRO FUND INVESTOR SHS	598	14
ULTRA BULL PRO FUND INVESTORS SHARES	1,633	88
ULTRASHORT OTC PRO FUND INVESTOR SHS	2,500	42
ULTRA OTC PRO FUND INVESTORS SHARES	3,395	77
ULTRA BEAR PRO FUND INVESTORS SHARES	52	1
RISING RATES OPPTY PRO FUND INVESTOR	298	6
PRUDENT SAFE HARBOR	1,247	14
PRUDENT BEAR FDS INC	3,850	21
QUANTITATIVE EMRG MKTS FD-ORDINARY SHS	932	15
BOSTON PARTNERS SMALL CAP VALUE 11	9,891	237
RS EMERGING GROWTH	2,013	63
RS VALUE PLUS AND GROWTH	715	13
THE CONTRARIAN FUND	6,710	157
RS PARTNERS	1,846	69
RS GLOBAL NATURAL RESOURCES	4,803	157
RS SMALLER COMPANY GROWTH FUND	708	16
RAINIER CORE EQUITY	835	21
RAINIER SMALL MID CAP EQUITY	1,142	37
ROCKLAND SMALL CAP GROWTH FUND	968	15
T ROWE PRICE EQUITY INCOME	2,278	60

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
T ROWE PRICE MID CAP GROWTH	2,147	114
T ROWE PRICE NEW ERA	294	12
T ROWE PRICE NEW HORIZONS FD INC	1,073	33
T ROWE PRICE SMALL CAP STOCK	581	19
T ROWE PRICE CAP APPRECIATION	33,672	676
T ROWE PRICE INTL DISCOVERY FUND	567	21
T ROWE PRICE EUROPEAN STOCK	584	12
T ROWE PRICE INT'L JAPAN	3,195	33
T ROWE PRICE EMERG EURO & MEDITERRANEAN	2,385	54
T ROWE PRICE EMERGING MKTS STOCK	2,690	64
T ROWE PRICE LATIN AMERICA FUND	3,982	92
T ROWE PRICE SCIENCE & TECHNOLOGY	581	11
T ROWE PRICE MID CAP VALUE	84	2
ROYCE TECHNOLOGY VALUE INVESTMENT CL	321	2
ROYCE PREMIER FUND	10,809	175
ROYCE MICROCAP INVESTMENT CLASS	8,828	145
ROYCE VALUE PLUS INVESTMENT CLASS	2,306	26
ROYCE SPECIAL EQUITY	1,090	21
ROYCE LOW PRICED STOCK FUND	12,123	187
ROYCE OPPORTUNITY FUND	6,818	90
ROYCE PENNSYLVANIA MUTUAL INVST CLASS	1,012	11
ROYCE TOTAL RETURN FUND	24,966	316
RYDEX NOVA INVESTOR CLASS	4,570	123
RYDEX JUNO CLASS C	1,486	27
RYDEX VENTURE 100	12,654	269
RYDEX URSA INVESTOR CLASS	232	2
RYDEX ARKTOS INVESTOR CLASS	4,974	117
RYDEX OTC INVESTOR CLASS	23,914	254
RYDEX LEISURE INV CLASS	1,179	33
RYDEX JUNO FUND	504	10
RYDEX FINANCIAL SERVICES INVESTOR CL	1,685	20
RYDEX ENERGY INVESTOR CLASS	130	3
RYDEX BIOTECHNOLOGY INV CLASS	1,872	40
SSGA EMERGING MARKETS	1,700	28
SARATOGA HEALTH & BIOTECH PORT CL A	301	4
SCHRODER US SMALL CO INVESTOR CLASS	1,175	23
SCHWAB HEALTH CARE FOCUS FUND	303	4
SCHWARTZ VALUE	1,331	36
AVE MARIA CATHOLIC VALUES	15,463	230
AVE MARIA GROWTH	10,273	147

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
AVE MARIA BOND CL R	10,313	104
AVE MARIA RISING DIVIDEND FUND	2,707	28
SCUDDER GOLD & PRECIOUS METALS CL A	258	4
SCUDDER GREATER EUROPE GROWTH CL S	919	26
SCUDDER HIGH YIELD BOND INVESTMENT	255,859	1,940
SCUDDER US GOVERNMENT CLASS A	63	1
SCUDDER LARGE CAP VALUE CL S	1,824	40
SELECTED AMERICAN SHARES	101,263	3,944
SIT DEVELOPING MARKETS GROWTH	354	5
SKYLINE SPECIAL EQUITIES	659	20
SOUND SHORE FD INC	40,920	1,565
SPARX JAPAN INVESTOR CLASS	1,481	26
SPECTRA FUND CLASS N	1,189	8
SUNAMERICA STYLE SEL FOCUSED VALUE II	1,118	23
TCW GALILEO INCOME + GROWTH CL N	14,996	168
TCW GALILEO SELECT EQUITIES CLASS N	906	17
TCW GALILEO VALUE OPPORT CLASS I	2,196	48
PRUDENTIAL TARGET LARGE CAP VALUE CL Z	784	13
PRUDENTIAL TARGET SMALL CAP VALUE CL Z	1,148	27
TEMPLETON FOREIGN ADVISOR CLASS	4,317	53
THIRD AVENUE VALUE	9,124	535
THIRD AVENUE SMALL CAP VALUE	53,147	1,288
THIRD AVENUE REAL ESTATE VALUE	17,668	520
THIRD AVENUE INTL VALUE	20,994	428
THOMPSON PLUMB GROWTH FUND	1,794	79
THORNBURG VALUE CLASS A	735	24
TOCQUEVILLE GOLD FUND	3,260	116
TRANSAMERICA PREMIER EQUITY	117	3
TRENDSTAR SMALL CAP	840	10
TURNER MIDCAP GROWTH	50	1
TWEEDY BROWN GLOBAL VALUE FUND	14,724	377
UMB SCOUT SMALL CAP	4,922	77
UMB SCOUT WORLDWIDE	29,883	799
US GLOBAL REGION EAST EUROPEAN	5,051	195
US GLOBAL RESOURCES	15,343	219
US WORLD GOLD	616	11
US GLOBAL CHINA REGION OPPORTUNITY	1,160	8
VALUE LINE INCOME	299	3
VALUE LINE EMERGING OPPORTUNITY	2,840	78
VALUE LINE SPECIAL SITUATION INC	4,629	119

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
VAN KAMPEN COMSTOCK CLASS A	1,409	26
VAN KAMPEN EQUITY INCOME CLASS A	3,040	27
VAN KAMPEN EQUITY INCOME CLASS C	1,112	10
VAN WAGONER GROWTH OPPORTUNITIES FUND	9,577	92
VANGUARD ENERGY	722	40
VANGUARD SPECIALIZED GOLD & PREC METALS	3,664	76
VANGUARD REIT INDEX FUND	1,119	22
VANGUARD INT'L GROWTH PORTFOLIO	10,955	220
VANGUARD EQUITY INCOME	200	5
VANGUARD EXPLORER	65	5
VANGUARD BALANCED INDEX	896	17
VANGUARD WELLINGTON FUND	1,271	39
VANGUARD PRIMECAP	47	3
VANGUARD PRIMECAP ADMIRAL	78	5
VANGUARD BOND INDEX TOTAL MARKET	16,770	168
VANGUARD/WELLESLEY INCOME	426	9
VANGUARD INTERNATL VALUE PORTFOLIO	5,314	177
VANGUARD SELECTED VALUE FUND	3,901	74
VANGUARD MID-CAP GROWTH FUND	461	8
VANGUARD WINDSOR II	829	26
VANGUARD US VALUE	5,818	82
VANGUARD FIXED INC HIGH YIELD CORP	16,878	104
VANGUARD GNMA	3,277	34
VANGUARD SHORT TERM CORPORATE	3,918	41
VANGUARD INFLATION PROTECTED SECS	1,884	23
VANGUARD STRATEGIC EQUITY	1,918	43
VANGUARD GLOBAL EQUITY	5,013	95
VANGUARD CAPITAL OPPORTUNITY ADMIRAL	58	4
VANGUARD PACIFIC STOCK INDEX	1,803	19
VANGUARD TARGET RET 2025 FD INVESTOR CL	1,920	22
VANGUARD TARGET RET 2035 FD INVESTOR CL	3,422	41
VANGUARD INDEX TRUST S&P 500 PORT	1,882	210
VANGUARD TOTAL STOCK MARKET	10,662	309
VANGUARD VALUE INDEX	3,195	69
VANGUARD GROWTH INDEX	8,786	234
VANGUARD TOTAL STOCK MARKET INDEX ADMIRAL	570	16
VANGUARD SMALL CAP VALUE INDEX	5,894	85
VANGUARD INDEX TRUST SMALL CAP GROWTH	1,044	16
VANGUARD MID CAP INDEX	311	6
CRM MID-CAP VALUE FD-INSTITUTIONAL	501	13

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2005 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
CRM SMALL CAP VALUE	614	17
WASATCH SMALL CAP GROWTH	2,284	90
WASATCH CORE GROWTH	1,769	75
WASATCH HOISINGTON US TREASURY	6,534	93
WASATCH ULTRA GROWTH	1,820	48
WASATCH SMALL CAP VALUE	49,381	272
WASATCH GLOBAL TECHNOLOGY	1,033	13
WASATCH INTERNATIONAL GROWTH	2,691	48
WASATCH HERITAGE GROWTH FUND	184	2
WASHINGTON MUTUAL INVESTORS CLASS A	829	25
WEITZ VALUE	15,559	549
WEITZ FIXED INCOME FUND	2,746	31
WEITZ HICKORY	1,565	50
WEITZ PARTNERS VALUE	6,346	142
WELLS FARGO SMALL CAP OPPTTY INSTL	427	15
WELLS FARGO C&B MID CAP VALUE FD CL D	866	18
WELLS FARGO MONTGOMY EMERG MKTS FOCUS CLI	639	17
WELLS FARGO ASIA PACIFIC FD-INVESTOR	996	11
WELLSFARGO SMALL CAP DISCIPLINED FD-INVES	69,886	1,121
WELLS FARGO SMALL/ MID CAP VAL FD-INVES	1,030	15
WELLS FARGO MID CAP DISCIPLINED FD-INVES	31,997	743
WELLS FARGO GROWTH FUND-INVESTOR CLASS	183	4
WELLS FARGO DIVIDEND INCOME FD-INVESTOR	1,777	29
WELLS FARGO HIGH INCOME-INVESTOR	7,823	60
WELLS FARGO GOVERNMT SECURITIES-ADVISOR	109,031	1,143
WESTCORE INTERNAT'L FRONTIER	484	6
WESTCORE PLUS BOND FUND	1,436	15
WESTCORE FLEXIBLE INCOME FUND	27,805	273
MUHLENKAMP FUND	2,665	216
WILSHIRE TARGET LARGE CO GROWTH INVS	131	4
WINSLOW GREEN GROWTH	4,473	76
WIRELESS	5,812	23
GENOMICSFUND.COM	2,586	8
YACKTMAN FUND	12,660	187
Non-Interest Bearing Cash	182,925	183
TOTAL FIDELITY BROKERAGELINK ACCOUNTS		90,878

EXHIBIT 23

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 2-90384, 33-49742, 33-55549, and 333-62665 of Deere & Company on Form S-8 of our report dated February 21, 2006, relating to the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of John Deere Savings and Investment Plan for the year ended October 31, 2005.

Deloitte & Touche LLP

February 21, 2006